Exhibit 99.7

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438‐1239 Fax: (866) 665-5702

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC. ANNOUNCES WARRANT EXTENTION

EDMONTON, ALBERTA ‐‐ (September 27, 2011) ‐ Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (the “Company”) announces today that, subject to regulatory approval, the Company intends to extend the expiry date of certain of its outstanding common share purchase warrants.  In 2009, the Corporation issued 2,778,000 warrants with an exercise price of $0.50 per common share and expiring on October 15, 2011. The Corporation is proposing to extend the expiry date of such warrants until October 15, 2013 with an exercise price of $0.50. For further information on the original issuance of the warrants, please refer to the press releases of Titan dated October 9, 2009 filed on SEDAR at www.sedar.com.

The extension of the expiry dates of the warrants is subject to review and acceptance by the TSX
Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

 Titan Trading Analytics Inc.
Irene Midgley
imidgley@titantrading.com
(780) 973-6996
 www.titantrading.com

HEAD OFFICE
#120, 4445 CALGARY TRAIL   EDMONTON, AB   T6H 5R7   PHONE 780.438.1239   FAX 780.438.1249